U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   McGuire, Joseph G.
   35 Joanna Drive
   Foxboro, MA USA 02035
2. Issuer Name and Ticker or Trading Symbol
   Tweeter Home Entertainment Group, Inc. TWTR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/31/00
If Amendment, Date of Original (Month/Year)

Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   Vice President, CFO, CIO

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |04/25/|M [1| |6400              |A  |8.50       |22876              |D     |                           |
                           |2000  |]   | |                  |   |           |                   |      |                           |
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Common Stock               |05/04/|G [2| |605               |D  |34.75      |22876              |D     |                           |
                           |2000  |]   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |05/04/|G [3| |605               |D  |34.75      |22876              |D     |                           |
                           |2000  |]   | |                  |   |           |                   |      |                           |
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Common Stock               |05/04/|G   | |605               |A  |34.75      |0                  |I     |Daughter's Trust Megh [4]  |
                           |2000  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |05/04/|G   | |605               |A  |34.75      |0                  |I     |Daughter's Trust Abiga [5] |
                           |2000  |    | |                  |   |           |                   |      |                           |
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Common Stock               |05/05/|S   | |605               |D  |35.1875    |0                  |I     |Daughter's Trust Megh      |
                           |2000  |    | |                  |   |           |                   |      |                           |
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Common Stock               |05/05/|S   | |605               |D  |35.1875    |0                  |I     |Daughter's Trust Abiga     |
                           |2000  |    | |                  |   |           |                   |      |                           |
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Common Stock               |05/30/|S   | |2400              |D  |30.0625    |22876              |D     |                           |
                           |2000  |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Option                |23.125  |03/08|J [6| |25000      |   |03/08|03/08|Common Stock|25000  |23.125 |53912       |D  |            |
                      |        |/2000|]   | |           |   |/2001|/2006|            |       |       |            |   |            |
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Option                |8.50    |04/25|X [7| |           |640|     |     |Common Stock|6400   |8.50   |53912       |D  |            |
                      |        |/2000|]   | |           |0  |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1, 7. Exercise of Options
2. Gift to Trust dated 4/16/93 f/b/o Meghan Kelly McGuire . Mr. McGuire and his spouse are trustees of this trust. Mr. McGuire disclaims beneficial ownership of such shares.
3. Gift to Trust dated 4/6/95 f/b/o Abigail Jean McGuire . Mr. McGuire and his spouse are trustees of this trust. Mr. McGuire disclaims beneficial ownership of such shares.
4. Shares owned by Trust dated 4/16/93 f/b/o Meghan Kelly McGuire . Mr. McGuire and his spouse are trustees of this trust. Mr. McGuire disclaims beneficial ownership of such shares.
5. Shares owned by Trust dated 4/6/95 f/b/o Abigail Jean McGuire . Mr. McGuire and his spouse are trustees of this trust. Mr. McGuire disclaims beneficial ownership of such shares.
6. The 25,000 option shares granted on 3/8/2000 are subject to an annual vesting schedule, to be fully vested by 3/8/2003

/s/ Joseph G. McGuire
SIGNATURE OF REPORTING PERSON
/Signature/
/s/ Joseph G. McGuire
DATE
06/09/2000